                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )*

                                  NETZEE, INC.
                                ----------------
                                (Name of issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of class of securities)

                                   64122W 10 8
                                 ----------------
                                 (CUSIP Number)


                             JOHN H. HARLAND COMPANY
                                2939 MILLER ROAD
                             DECATUR, GEORGIA 30035
                           ATTN: JOHN C. WALTERS, ESQ.
                            TELEPHONE: (770) 593-5617
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                    Copy to:
                              ALAN J. PRINCE, ESQ.
                                 KING & SPALDING
                              191 PEACHTREE STREET
                           ATLANTA, GEORGIA 30303-1763
                            TELEPHONE: (404) 572-4600

                               NOVEMBER 10, 2000
                               -----------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)

CUSIP NO. 20589S105

1.     NAMES OF REPORTING PERSON
       IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              JOHN H. HARLAND COMPANY
              58-0278260

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                     (b) [ ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS*
              OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
              GEORGIA

 NUMBER OF          7.     SOLE VOTING POWER                   4,400,000
   SHARES
BENEFICIALLY        8.     SHARED VOTING POWER                    NONE
  OWNED BY
   EACH             9.     SOLE DISPOSITIVE POWER              4,400,000
 REPORTING
  PERSON
   WITH             10.    SHARED DISPOSITIVE POWER               NONE

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,400,000 SHARES

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                   [ ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.7% BASED UPON 26,428,083 SHARES OUTSTANDING ON NOVEMBER 10,
              2000

14.    TYPE OF REPORTING PERSON*
              CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!





                                Page 2 of 9 Pages
                             Exhibit Index on Page 9

         This statement is filed by John H. Harland Company, a Georgia corporation ("Harland") and its subsidiaries; Concentrex Incorporated ("Concentrex") (Fed. ID 93-0704365), an Oregon corporation and a wholly owned subsidiary of Harland; MoneyScape Holdings, Inc. ("MoneyScape") (Fed. ID 93-1269246), an Oregon corporation and a wholly owned subsidiary of Concentrex and Meca Software, L.L.C. ("Meca") (Fed. ID 06-1428558), a Delaware limited liability company and a wholly owned subsidiary of Concentrex and MoneyScape. This statement relates to the sale of certain assets by Harland, Concentrex, MoneyScape and Meca (the "Sellers") to Netzee, Inc. in exchange for 4,400,000 shares of common stock of Netzee, Inc., no par value, upon the terms and subject to the conditions set forth in the Asset Purchase Agreement (defined in Item 3). The shares are held in the amounts and in names as follows: Concentrex, 880,000 shares; MoneyScape, 880,000 shares and Meca, 2,640,000 shares.

ITEM 1. SECURITY AND ISSUER.

        The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the "Common Stock"), of Netzee, Inc. (the "Issuer"), a Georgia corporation. The address of the Issuer's principal executive offices is 6190 Powers Ferry Road, Suite 400, Atlanta, Georgia 30339.

ITEM 2. IDENTITY AND BACKGROUND.

(a) - (c) and (f) Harland was founded in 1923 as a general printer and lithographer. Harland is incorporated under the laws of Georgia and has its principal executive offices at 2939 Miller Road, Decatur, Georgia 30035. The common stock of Harland is listed on the New York Stock Exchange under the symbol "JH." Concentrex is an Oregon corporation and a wholly owned subsidiary of Harland and has its principal executive offices at 400 S.W. 6th Avenue, Portland, Oregon 97204. MoneyScape is an Oregon Corporation and a wholly owned subsidiary of Concentrex and has its principal executive offices at 400 S.W. 6th Avenue, Portland, Oregon 97204. Meca is a Delaware limited liability company and a wholly owned subsidiary of Concentrex and MoneyScape and has its principal executive offices at 115 Corporate Drive, Trumbull, Connecticut 06611.

         The Sellers do not constitute a group within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act") since the entire beneficial ownership of the entities holding the shares is held by Harland. This Schedule 13D is being filed by Harland on behalf of the Sellers as one reporting person ("Reporting Person").

         Schedule I sets forth the names of the officers and directors of Harland, Concentrex, MoneyScape and Meca.

         (d) - (e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in
Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person and the Issuer entered into the Asset Purchase Agreement by and among Netzee, Inc., John H. Harland Company, Concentrex Incorporated, Meca Software, L.L.C. and Moneyscape Holdings, Inc. dated September 29, 2000, incorporated by reference from Form 10-Q filed by Netzee, Inc. on November 14, 2000, and on November 10, 2000 the Reporting Person and the Issuer entered into Amendment No. 1 to the asset purchase agreement (together, the "Asset Purchase Agreement") pursuant to which the Issuer agreed to purchase certain assets of the Reporting Person in exchange for 4,400,000 shares of Issuer's Common Stock upon the terms and subject to the conditions set forth in the Asset Purchase Agreement.





                                Page 3 of 9 Pages
                             Exhibit Index on Page 9

        Also in connection with the Asset Purchase Agreement, Harland agreed to lend the Issuer $5,000,000 subject to the terms and conditions in the agreement. The funds for the loan to the Issuer came from the working capital of Harland.

ITEM 4. PURPOSE OF TRANSACTION.

        (a) - (j) The Reporting Person entered into the Asset Purchase Agreement with the intent of having a common equity investment interest in the Issuer.

         In accordance with the Asset Purchase Agreement, Reporting Person has designated two members to the board of directors of the Issuer which members began serving as board members as of November 10, 2000. The Issuer is required to provide in its proxy statement for 2001 and 2004 for the nomination of Harland's Class II director nominee (the designated board member will serve 3 year terms in the Issuer's staggered board election system). The Issuer is required to provide in its Proxy Statement for 2002 and 2005 for the nomination of Harland's Class III director nominee. The Issuer is only required to nominate the directors selected by Harland at the 2004 and 2005 annual meetings if Harland owns at least 10% of the outstanding shares of the Issuer's Common Stock, and shall only be required to nominate the Class II director at the 2004 annual meeting if Harland owns less than 10% but at least 5% of the outstanding shares of Netzee Common Stock. In addition, one of the directors designated by Harland and as specified by Harland shall also serve on the compensation committee of Netzee's Board of Directors and the executive committee, if one is established.

        Reporting Person has no plans or proposals relating to any matters specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, Reporting Person reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any. Depending upon market conditions, an evaluation of the business and prospects of the Issuer and other factors, Reporting Person or its affiliates may, in its sole discretion, purchase additional shares of Issuer Common Stock or dispose of the subject shares of Common Stock from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (d) The transactions which are the subject of the Asset Purchase Agreement were closed on November 10, 2000. As a result, the Reporting Person beneficially owns and has the sole power to vote and dispose of 4,400,000 shares of Common Stock, representing approximately 16.7% of the outstanding shares of Common Stock of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to the Reporting Person by the Issuer as issued and outstanding as of November 10, 2000.

        Except as set forth herein, to the knowledge of the Reporting Person, no director or executive officer of the Reporting Person beneficially owns any other shares of the Issuer.

        Except as set forth in this Item 5, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

         (d) - (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information contained in Items 3 and 4 is incorporated herein by reference.



                                Page 4 of 9 Pages
                             Exhibit Index on Page 9

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

*1. Asset Purchase Agreement by and among Netzee, Inc., John H. Harland Company, Concentrex Incorporated, Meca Software, L.L.C. and Moneyscape Holdings, Inc. dated September 29, 2000 ("Asset Purchase Agreement")

2. Amendment No. 1 to the Asset Purchase Agreement by and among Netzee, Inc., John H. Harland Company, Concentrex Incorporated, Meca Software, L.L.C. and Moneyscape Holdings, Inc. dated November 10, 2000.

------------
* Incorporated by reference from the Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2000 by Issuer.





                                Page 5 of 9 Pages
                             Exhibit Index on Page 9

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2000



                                        JOHN H. HARLAND COMPANY

                                        By: /s/ John C. Walters
                                           ------------------------------------
                                           Name: John C. Walters
                                           Title: Vice President and Secretary



                                Page 6 of 9 Pages
                             Exhibit Index on Page 9

                                   SCHEDULE 1

          Set forth below is the name and position of each of the executive officers and directors of (i) Harland, (ii) Concentrex, (iii) MoneyScape and
(iv) Meca.

          Except as otherwise indicated, the principal occupation of each person listed below is as a senior officer of Harland, Concentrex, MoneyScape and Meca, as the case may be. Each person listed below is a citizen of The United States.

          The business address of each person at Harland is 2939 Miller Road, Decatur, Georgia 30035. The business address of each person at Concentrex and MoneyScape is 400 S.W. 6th Avenue, Portland, Oregon 97204. The business address of each person at Meca is 115 Corporate Drive, Trumbull, Connecticut 06611.

                             JOHN H. HARLAND COMPANY

Executive Officers and Directors



Name                                 Position
----                                 ---------------------------------------------
Timothy C. Tuff                      President and Chief Executive Officer
Charles B. Carden                    Vice President and Chief Financial Officer
John C. Walters                      Vice President, Secretary and General Counsel
William S. Antle III                 Director
Juanita P. Baranco                   Director
John D. Johns                        Director
Richard K. Lochridge                 Director
John J. McMahon Jr.                  Director
G. Harold Northrop                   Director
Larry L. Prince                      Director
Eileen M. Rudden                     Director




                                Page 7 of 9 Pages
                             Exhibit Index on Page 9

                            CONCENTREX INCORPORATED

Executive Officers and Directors


Name                                       Position
----                                       ------------------------------------
Timothy C. Tuff                            President and Chairman
Charles B. Carden                          Vice President and Director
John C. Walters                            Vice President, Secretary and Director
John Stakel                                Vice President and Treasurer

                           MONEYSCAPE HOLDINGS, INC.

Executive Officers


Name                                    Position
----                                    ----------------------------------------
Timothy C. Tuff                         President and Chairman
John C. Walters                         Vice President, Secretary and Director
Michael Dollar                          Vice President, Controller and Director
John Stakel                             Vice President and Treasurer


                                  MECA, L.L.C.


Name                                    Position
----                                    ----------------------------------------
Timothy C. Tuff                         President and Manager
John C. Walters                         Vice President, Secretary and Manager
Michael Dollar                          Vice President, Controller and Manager
John Stakel                             Vice President and Treasurer





                                Page 8 of 9 Pages
                             Exhibit Index on Page 9

                                  EXHIBIT INDEX


Exhibit           Description
-------           -----------
  *1.       Asset Purchase Agreement by and among Netzee, Inc., John H. Harland
            Company, Concentrex Incorporated Meca Software, L.L.C. and
            Moneyscape Holdings, Inc. dated September 29, 2000 ("Asset Purchase
            Agreement")*

   2.       Amendment No. 1 to the Asset Purchase Agreement by and among Netzee,
            Inc., John H. Harland Company, Concentrex Incorporated, Meca
            Software, L.L.C. and Moneyscape Holdings, Inc. dated November 10,
            2000.

------------------

   * Incorporated by reference from the Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2000 by Issuer.







                                Page 9 of 9 Pages
                             Exhibit Index on Page 9